

SECURITI  N

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 66677

SEC MAIL PROCESSING SECTION RECEIVED MAR 1 2007 WASH, D.C. 199

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2006 (MM/DD/YY) AND ENDING 12/31/2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

RECD S.E.C. MAR 1 2007 603

NAME OF BROKER-DEALER: Merlin Securities, LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

101 CALIFORNIA STREET, SUITE 2525
(No. and Street)

SAN FRANCISCO, (City) CALIFORNIA (State) 94111 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MARIE JORAJURIA (415) 848-4061
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ROTHSTEIN, KASS & COMPANY, LLP
(Name – *if individual, state last, first, middle name*)

101 MONTGOMERY STREET, 22ND FLOOR (Address) SAN FRANCISCO. (City) CALIFORNIA (State) 94104 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 9 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Marie Jozajuria, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Merlin Securities, LLC, as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

______

______

______

[signature]
Signature

CFO / FinOp
Title

[signature]
Notary Public

TAYLOR STAPLETON
COMM. # 1628332
NOTARY PUBLIC - CALIFORNIA
SAN FRANCISCO COUNTY
COMM. EXPIRES DEC. 9, 2009

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA ALL-PURPOSE ACKNOWLEDGMENT

State of California

County of San Francisco

On 2/23/07 before me, Taylor Stapleton, Notary Public,
Date — Name and Title of Officer (e.g., "Jane Doe, Notary Public")

personally appeared Marie Jorajura
Name(s) of Signer(s)

☒ personally known to me

☐ (or proved to me on the basis of satisfactory evidence)

TAYLOR STAPLETON
COMM. #1628332
NOTARY PUBLIC - CALIFORNIA
SAN FRANCISCO COUNTY
COMM. EXPIRES DEC. 9, 2009

to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

WITNESS my hand and official seal.

Place Notary Seal Above

Taylor Stapleton
Signature of Notary Public

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Description of Attached Document

Title or Type of Document: ____________________

Document Date: ____________________ Number of Pages: ____________________

Signer(s) Other Than Named Above: ____________________

Capacity(ies) Claimed by Signer(s)

Signer's Name: ____________________
- ☐ Individual
- ☐ Corporate Officer — Title(s): ____________________
- ☐ Partner — ☐ Limited ☐ General
- ☐ Attorney in Fact
- ☐ Trustee
- ☐ Guardian or Conservator
- ☐ Other: ____________________

Signer Is Representing: ____________________

RIGHT THUMBPRINT OF SIGNER
Top of thumb here

Signer's Name: ____________________
- ☐ Individual
- ☐ Corporate Officer — Title(s): ____________________
- ☐ Partner — ☐ Limited ☐ General
- ☐ Attorney in Fact
- ☐ Trustee
- ☐ Guardian or Conservator
- ☐ Other: ____________________

Signer Is Representing: ____________________

RIGHT THUMBPRINT OF SIGNER
Top of thumb here

MERLIN SECURITIES, LLC

CONTENTS

Certified
Public
Accountants

Rothstein, Kass & Company, LLP
101 Montgomery Street, 22nd Floor
San Francisco, CA 94104
tel 415.788.6666
fax 415.788.1990
www.rkco.com

Beverly Hills
Dallas
Denver
Grand Cayman
New York
Roseland
San Francisco
Walnut Creek

Rothstein Kass

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and the Managing Member of Merlin Securities, LLC

We have audited the accompanying statement of financial condition of Merlin Securities, LLC (the "Company") as of December 31, 2006. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purposes of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Merlin Securities, LLC as of December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

Rothstein, Kass & Company, LLP

San Francisco, California
February 23, 2007

MERLIN SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2006

ASSETS	
Cash	$ 644,144
Receivable from clearing broker, including clearing deposits of $100,000	1,016,975
Other receivables	126,759
Other assets	81,111
	$ 1,868,989
LIABILITIES AND MEMBER'S EQUITY	
Liabilities	
Accounts payable and accrued expenses	$ 500,372
Due to Parent	41,149
Total liabilities	541,521
Member's equity	1,327,468
	$ 1,868,989

See accompanying notes to statement of financial condition.

MERLIN SECURITIES, LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION

1. Nature of business

Merlin Securities, LLC (the "Company") was organized in the state of Delaware on April 1, 2004. The Company is a wholly-owned subsidiary of Merlin Group Holdings, LLC (the "Parent").

The Company commenced operations on December 7, 2004 as a broker-dealer in securities, registered with the Securities and Exchange Commission (the "SEC") and is a member of the National Association of Securities Dealers, Inc. (the "NASD"). The Company has been approved by the NASD to act as a broker or dealer in securities to execute transactions in corporate equity securities on listed and over-the-counter markets, government and corporate debt securities, options on securities, private placement of securities, and rebate a portion of commissions to customers and/or their creditors. The Company does not trade for its own account.

2. Summary of significant accounting policies

Due to Parent

In accordance with NASD Notice to Members 03-63, the Company has reflected certain expenses borne by the Parent as expenses on the books of the Company. Amounts due to Parent of approximately $41,000 are included in the statement of financial condition and represent amounts owed to the Parent by the Company for expenses paid and liabilities incurred by the Parent as of December 31, 2006.

Income Taxes

The Company does not record a provision for income taxes because the Parent reports its share of the Company's income or loss on its own income tax return.

Use of Estimates

The preparation of statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the company's date of the statement of financial condition. Actual results could differ from those estimates.

3. Receivable from clearing broker

Pursuant to a clearance agreement (the "Clearance Agreement") with Bear Stearns Clearing Corp. (the "Clearing Broker"), the Company introduces all of its customer securities transactions to the Clearing Broker on a fully-disclosed basis. At December 31, 2006, the receivable from clearing broker on the statement of financial condition was approximately $1,017,000.

4. Member's equity

Effective April 7, 2005, the Company entered into an agreement and plan of merger whereby all of the unit holders of the Company were given ownership interests in the Parent, and the Parent became the sole managing member of the Company. The designations, rights, preferences, qualifications, limitations, and restrictions of the units in the Parent are identical to the units previously owned in the Company.